# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Broad Street Realty, Inc., CIK 0000764897
CUSIP: 111294104
Title of class of securities: Common Stock, par value $0.01 par value per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105
Date of event which requires filing of this statement: 04/22/2025
Amends the filing with accession number 0000895345-22-000798
Filed by CIK 0001380393
Persons authorized to receive notices and communications: David N. Brooks, 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105, (212) 798-6100

## Reporting persons
- CF Flyer Mezz Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCOF V Expansion ULMA-C Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Credit Opportunities Fund V Expansion (G) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Credit Opportunities V Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCO Fund V GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Hybrid GP Holdings (Cayman) LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Hybrid GP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Operating Entity I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Blue LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Investment Group LLC (CIK 0001380393): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FINCO I Intermediate Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FINCO I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Parent, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Foundation Holdco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Buyer GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 par value per share
Name of issuer: Broad Street Realty, Inc.
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105
Comment:
Item 1 is hereby amended and restated as follows:

This Amendment No. 7 (this "Amendment") amends and supplements (i) the Statement on Schedule 13D filed on November 29, 2022 and Amendment No.1 thereto filed by Fortress and the other reporting persons named therein (together, the "Original Schedule 13D"), (ii) the Statement on Schedule 13D filed by FINCO I Intermediate Holdco LLC, FINCO I LLC, FIG Parent, LLC, Foundation Holdco LP and FIG Buyer GP, LLC on May 21, 2024 (the "Reorganization 13D"), (iii) Amendment No. 2 filed on February 4, 2025, by Fortress and the other persons named therein, to each of the Original Schedule 13D and the Reorganization 13D (together and as so amended, the "Amended Schedule 13D") and (iv) Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to the Amended Schedule 13D filed on March 4, 2025, March 12, 2025, April 2, 2025 and April 10, 2025 respectively, by Fortress and the other persons named therein (as so amended, the "Schedule 13D"), each relating to common stock, par value $0.01 par value per share ("Common Stock"), of Broad Street Realty, Inc., a Delaware corporation (the "Issuer").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer's principal executive offices are located at 11911 Freedom Drive, Suite 450, Reston, Virginia 20190.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby as amended to incorporate the following at the end thereof:

Preferred Investment

As previously disclosed, CF Flyer PE Investor LLC, a Delaware limited liability company and an affiliate of Fortress (the "Preferred Member") removed Broad Street Operating Partnership LP, a Delaware limited partnership (the "Common Member") and a subsidiary of the Issuer, as the managing member of Broad Street Eagles JV LLC, an indirect subsidiary of the Issuer ("Eagles Sub-OP"), and replace the Common Member as the managing member of Eagles Sub-OP. As a result, the Preferred Member, in its capacity as managing member of Eagles Sub-OP, intends to cause Eagles Sub-OP to sell one or more properties to third party buyers unaffiliated with the Preferred Member until the entire outstanding balance of the Preferred Member's preferred equity investment (such interest, the "Preferred Interest" and such investment, the "Preferred Investment") in Eagles Sub-OP has been redeemed for the Redemption Amount (as defined below). The Preferred Member understands that substantially all of the Issuer's properties are owned by subsidiaries of Eagles Sub-OP. Further, the Preferred Member may (i) cause Eagles Sub-OP to use certain reserve accounts to pay the Preferred Member the full Redemption Amount, (ii) terminate all property management and other service agreements with affiliates of the Issuer, (iii) take any action in connection with curing or reacting to a default under any mortgage loan and (iv) otherwise exercise its rights and remedies pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of Eagles Sub-OP, dated November 22, 2022, by and between the Common Member, the Preferred Member and the Independent Manager (as defined therein), as amended by the First Amendment to Amended and Restated Limited Liability Company Agreement of Eagles Sub-OP dated June 28, 2023 (collectively, the "Operating Agreement"). The "Redemption Amount" means an amount equal to the sum of the following: (i) all outstanding loans advanced to Eagles Sub-OP by the Preferred Member in accordance with the terms of the Operating Agreement, together with all accrued and unpaid return on such loans; (ii) the unredeemed balance of the Preferred Investment; (iii) an amount equal to the greater of (x) all accrued and unpaid preferred return of the Preferred Interest and (y) a 1.40x minimum multiple on the amount of all loans and capital contributions made by the Preferred Member to Eagles Sub-OP in accordance with the terms of the Operating Agreement; and (iv) all other payments, fees, costs and expenses due or payable to the Preferred Member under the Operating Agreement, including a $10.0 million exit fee.

Mezzanine Loan

As disclosed by the Issuer in its Current Report on Form 8-K on April 11, 2025, an event of default occurred under the Mezzanine Loan Agreement, dated as of November 22, 2022 (the "Mezzanine Loan Agreement"), between the borrower, a subsidiary of the Issuer, and CF Flyer Mezz Lender LLC (the "Mezzanine Lender"), an affiliate of Fortress. As a result of the event of default, (i) the Mezzanine Lender may require the immediate payment of all amounts owed under the Mezzanine Loan Agreement, (ii) the Mezzanine Lender may foreclose on the 100% of the membership interests in the Issuer's subsidiary that owns Midtown Row, (iii) the interest rate of the Mezzanine Loan automatically increased by the lesser of 4% or the maximum rate permitted by applicable law and (iv) the Mezzanine Lender may apply any sums in any cash management system account in any order and in any manner as the Mezzanine Lender may elect. If the Mezzanine Lender accelerates the maturity date of all or any portion of the Mezzanine Loan by reason of the event of default, then, in addition to the payment of the outstanding principal and accrued and unpaid interest of the Mezzanine Loan, the Mezzanine Lender will be entitled to receive a prepayment premium in an amount sufficient to provide the Mezzanine Lender with the greater of (i) all accrued and unpaid interest (including all accrued and unpaid capitalized interest) with respect to the Mezzanine Loan and (ii) a 1.40x minimum multiple on the amount of the Mezzanine Loan.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.7 Joint Filing Agreement, by and among the Reporting Persons, dated as of April 10, 2025, incorporated by reference to Amendment No. 6.

## Signatures
- CF Flyer Mezz Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- FCOF V Expansion ULMA-C Investments LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- Fortress Credit Opportunities Fund V Expansion (G) L.P.: /s/ David N. Brooks, David N. Brooks/Secretary, By: FCO Fund V GP LLC, its general partner (04/22/2025)
- Fortress Credit Opportunities V Advisors LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- FCO Fund V GP LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- Hybrid GP Holdings (Cayman) LLC: /s/ David N. Brooks, David N. Brooks/Secretary, By: Hybrid GP Holdings LLC, its managing member (04/22/2025)
- Hybrid GP Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- FIG LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- Fortress Operating Entity I LP: /s/ David N. Brooks, David N. Brooks/Secretary, By: FIG Blue LLC, its general partner (04/22/2025)
- FIG Blue LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- Fortress Investment Group LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- FINCO I Intermediate Holdco LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- FINCO I LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- FIG Parent, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)
- Foundation Holdco LP: /s/ David N. Brooks, David N. Brooks/Secretary, By: FIG Buyer GP, LLC, its general partner (04/22/2025)
- FIG Buyer GP, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/22/2025)